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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          NIELSEN MEDIA RESEARCH, INC.
                           (Name of Subject Company)

                            NINER ACQUISITION, INC.
                                 VNU USA, INC.
                                    VNU N.V.
                                   (Bidders)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)
                            ------------------------

                                   653929307

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                   JAMES ROSS
                               VICE PRESIDENT AND
                                GENERAL COUNSEL
                                 VNU USA, INC.
                                 1515 BROADWAY
                               NEW YORK, NY 10036
                           TELEPHONE: (212) 536-6700
                           FACSIMILE: (212) 536-5243

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                            STEPHEN F. ARCANO, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000

                    TRANSACTION VALUE*                                         AMOUNT OF FILING FEE**
                      $2,655,938,245                                                  $531,188

* Estimated solely for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 70,355,980 shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "Shares"), of Nielsen Media Research, Inc. at a price of $37.75 per Share in cash, without interest. Such amount reflects the purchase of 57,688,294 Shares outstanding and 12,667,686 Shares issuable pursuant to the exercise of outstanding options.

** The amount of the filing fee calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Part: Not applicable.
Date Filed: Not applicable.

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
CUSIP NO. 653929307

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(1) NAMES OF REPORTING PERSONS

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Niner Acquisition, Inc. - 13-4073792
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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
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(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS

    AF
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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(e) OR 2(f)

                                                                             / /
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(6) CITIZENSHIP OR PLACE OF ORIGIN

    Delaware
--------------------------------------------------------------------------------

(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------

(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

(9) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)

    0.0%
--------------------------------------------------------------------------------

(10) TYPE OF REPORTING PERSON

    CO
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                                       2

CUSIP NO. 653929307

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    VNU USA, Inc. - 22-2145575
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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
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(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS

    AF
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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORIGIN

    New York
--------------------------------------------------------------------------------

(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------

(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

(9) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)

    0.0%
--------------------------------------------------------------------------------

(10) TYPE OF REPORTING PERSON

    CO
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                                       3

CUSIP NO. 653929307

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A

    VNU N.V. - N/A
--------------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS

    BK
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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORIGIN

    The Netherlands
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(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------

(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

(9) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7)

    0.0%
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(10) TYPE OF REPORTING PERSON

    00
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                                       4

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") refers to the offer by Niner Acquisition, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of VNU USA, Inc., a New York corporation ("Parent"), and an indirect wholly owned subsidiary of VNU N.V., a company organized under the laws of the Netherlands ("VNU"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Nielsen Media Research, Inc., a Delaware corporation (the "Company"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 15, 1996 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent, at a price of $37.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 20, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Nielsen Media Research, Inc., and the address of its principal executive office is 299 Park Avenue, New York, New York 10171. The telephone number at such address is (212) 708-7500.

    (b) The information set forth in the "Introduction" to the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Section 6--Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(d),(g) This Statement is filed by Purchaser, Parent and VNU. The information set forth in the "Introduction" and "Section 9--Certain Information Concerning
           Purchaser, Parent and VNU" of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

(e)-(f)    During the past five years, none of Purchaser, Parent nor VNU nor, to the best knowledge of Purchaser, Parent and VNU, any of the persons listed in
           Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii)
           party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

(a)(1)     Other than the transactions described in Item 3(b) below, none of Purchaser,
           Parent nor VNU nor, to the best knowledge of Purchaser, Parent and VNU, any of the persons listed in Schedule I of the Offer to Purchase has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or
           (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

(a)(2)     Other than the transactions described in Item 3(b) below, none of Purchaser,
           Parent nor VNU nor, to the best knowledge of Purchaser, Parent and VNU, any of the persons listed in Schedule I of the Offer to Purchase has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeds $40,000.

(b)        The information set forth in the "Introduction," "Section 9--Certain
           Information Concerning Purchaser, Parent and VNU," "Section 11--Background
           of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and
           Certain Other Agreements" and "Section 12--Plans for the Company" of the
           Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b)    The information set forth in "Section 10--Sources and Amount of Funds" is incorporated herein by reference.

(c)        Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

(a)-(e)    The information set forth in the "Introduction," "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and
           Certain Other Agreements," and "Section 12--Plans for the Company; Other
           Matters" is incorporated herein by reference.

(f)-(g)    The information set forth in "Section 7--Effect of the Offer on the Market for the Shares; NYSE Quotation; Exchange Act Registration; Margin
           Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b)    The information set forth in "Section 9--Certain Information Concerning
           Purchaser, Parent and VNU" and "Section 11--Background of the Offer; Purpose
           of the Offer and the Merger; The Merger Agreement and Certain Other
           Agreements" is incorporated herein by reference.

    ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the "Introduction," "Section 10--Sources and Amount of Funds," "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Section 12--Plans for the Company; Other Matters" and "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in "Section 9--Certain Information Concerning Purchaser, Parent and VNU" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

(a)        Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between
           Purchaser, Parent and VNU, or to the best knowledge of Purchaser, Parent and
           VNU, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

(b)-(c)    The information set forth in the "Introduction," "Section 14--Conditions to the Offer," and "Section 15--Certain Legal Matters" is incorporated herein by reference.

(d)        The information set forth in "Section 7--Effects of the Offer on the Market for the Shares; NYSE Quotation; Exchange Act Registration; Margin
           Regulations" and "Section 15--Certain Legal Matters" is incorporated herein by reference.

(e)        None.

(f)        The information set forth in the Offer to Purchase and the Letter of
           Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
           (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase dated August 20, 1999.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(6)     Guidelines for Taxpayer Certification Number on Substitute Form W-9.
(a)(7)     Summary Advertisement dated August 20, 1999.
(b)        Revolving Credit Facility Agreement, dated as of August 15, 1999, among VNU,
           VNU Ireland, ABN AMRO Bank N.V., Merrill Lynch International and Merrill
           Lynch Capital Corporation.
(c)(1)     Agreement and Plan of Merger, dated as of August 15, 1999, among Purchaser,
           Parent and the Company.
(c)(2)     Confidentiality Agreement, dated as of July 28, 1999, among Parent and the
           Company.
(c)(3)     Guarantee, dated as of August 15, 1999, by VNU N.V.
(d)        Not applicable.
(e)        Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.

Dated: August 20, 1999

                                NINER ACQUISITION, INC.

                                By:  /s/ THOMAS A. MASTRELLI
                                     -----------------------------------------
                                     Name: Thomas A. Mastrelli
                                     Title: President

                                VNU USA, INC.

                                By:  /s/ GERALD HOBBS
                                     -----------------------------------------
                                     Name: Gerald Hobbs
                                     Title: President and CEO

                                VNU N.V.

                                By:  /s/ FRANS CREMERS
                                     -----------------------------------------
                                     Name: Frans Cremers
                                     Title: Chief Financial Officer